CORNERSTONE THERAPEUTICS INC.
2000 Regency Parkway, Suite 255
Cary, NC 27518
November 25, 2008
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Tabatha Akins

Re:	Cornerstone Therapeutics Inc. Current Report on Form 8-K Filed November 5, 2008 File Number 000-50767
Ladies and Gentlemen:
In response to the comment set forth below contained in a letter dated November 18, 2008 from Tabatha Akins of the Staff (the “Staff”) of the Securities and Exchange Commission to David Price, the Executive Vice President, Finance, and Chief Financial Officer of Cornerstone Therapeutics Inc. (formerly known as Critical Therapeutics, Inc.) (the “Company”), with respect to the Current Report on Form 8-K referenced above, as amended by Amendment No. 1 thereto, the Company advises you as follows:
Item 4.01. Changes in Registrant’s Certifying Accountant.
Deloitte
1.	We were not able to locate the information requested in our prior comment number four. As previously requested, please provide us with any letter or written communication to and from the Former Auditors regarding any disagreements or reportable events to management or the Audit Committee.

Response:	As referenced in the Company’s original response to Comment 4 contained in the Staff’s letter to the Company dated November 7, 2008, the Company previously provided to the Staff on a supplemental basis under separate cover dated November 14, 2008 the written communications between Deloitte & Touche LLP, the Company’s former independent registered public accounting firm (the “Former Auditor”), and Company management and the Audit Committee, which were part of the communications from the Former Auditor to the Audit Committee in connection with the quarterly review for the second quarter of 2007. Based on discussions between representatives of the Former Auditor, on behalf of the Company, and Robert Benton of the Staff on November 24, 2008, the Company understands that such written communication need not be filed via EDGAR.

As also referenced in the Company’s original response to Comment 4 contained in the Staff’s letter to the Company dated November 7, 2008, there were no other written communications regarding any disagreements or reportable events to or from the Former Auditor.

Securities and Exchange Commission
November 25, 2008

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (919) 678-6514. Thank you for your assistance.
Very truly yours,
/s/ David Price
David Price
Executive Vice President, Finance,
and Chief Financial Officer